SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: February 2004

                        Commission File Number: 001-16429

                                    ABB Ltd
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               (Exact name of registrant as specified in charter)

                                       N/A
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                 (Translation of registrant's name into English)

                                   Switzerland
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                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
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                    (Address of principal executive offices)

        Registrant's telephone number, international: +011-41-1-317-7111
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F
                                 ---                       ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No   X
                              ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd (the "Company"), dated February 27, 2004, announcing that Mr. Fred Kindle has been appointed as the Company's new chief executive officer and president effective January 2005.

Press Release                                              ABB [Graphic omitted]

For your business and technology editors

ABB appoints Fred Kindle as new CEO

Zurich, Switzerland, February 27, 2004 - The Board of Directors of ABB Ltd announced today that Fred Kindle has been appointed as the group's new chief executive from next January. Kindle, the current chief executive of Swiss-based technology concern Sulzer AG, will join ABB on September 1, 2004 and assume the roles of president and CEO in January 2005.

As of January 2005, the current CEO Juergen Dormann will revert to a single role as chairman of ABB Ltd.

"The board of directors is very pleased that Fred Kindle has agreed to take on this challenging and exciting task," said Dormann. "I and my fellow board members are convinced that he will provide the right leadership and we look forward to working with him."

His appointment follows a thorough and careful search and evaluation over the past year for the next CEO, and after assessing a number of external and internal candidates, ABB said.

Kindle said: "I look forward to my new task at ABB. The know-how and commitment of the people at ABB, the reputation of the ABB brand and the strong global market position of the company provide an excellent foundation for an exciting and successful future."

As CEO of Sulzer AG, Kindle led the company through a period of fundamental strategic realignment. He will remain with the company until mid-2004.

Kindle, 44, has been with Sulzer AG since 1992. In 1999 he became responsible for Sulzer Industries, before being appointed CEO of Sulzer AG two years later. He was elected to the board of directors in 2003.

Prior to joining the company he spent four years as a consultant with McKinsey in New York and Zurich, and also worked with technology company Hilti AG. He has dual Swiss/Liechtenstein citizenship.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 115,000 people.

A brief conference call with Juergen Dormann and Fred Kindle for journalists, analysts and investors is scheduled to begin at 1000 CET. Callers should dial +41 91 610 56 00. They are requested to phone in ten minutes before the conference call.

For more information please contact:

Media Relations:                        Investor Relations:
ABB Corporate Communications, Zurich    Switzerland: Tel. +41 43 317 3804
Thomas Schmidt, Wolfram Eberhardt       Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6568                    USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958                    investor.relations@ch.abb.com
media.relations@ch.abb.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABB LTD

Date:  February 27, 2004                By:        /s/ HANS ENHOERNING
                                           -----------------------------------
                                           Name:  Hans Enhoerning
                                           Title: Group Vice President,
                                                  Assistant General Counsel



                                        By:        /s/ FRANCOIS CHAMPAGNE
                                           -----------------------------------
                                           Name:  Francois Champagne
                                           Title: Group Vice President,
                                                  Senior Counsel